Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On September 17, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Decades of nuclear education and research are helping shape the next generation of advanced reactor technology.

We’re proud to contribute to that effort through our partnership with Idaho State University, where we plan to site, design, and commission a NuCube microreactor on campus through the U.S. Department of Energy (DOE)’s National Reactor Innovation Center | NRIC Launch Pad USA program, supporting research, education, and workforce development.

Read more in the latest edition of ISU Magazine: <Link to news article>

NuCube X Post:

Our partnership with @IdahoStateU was featured in the latest edition of the university’s magazine.

We plan to site, design, and commission a NuCube microreactor on campus through the @ENERGY’s @NRICnuclear Launch Pad USA program, supporting research, education, and workforce development.

Read more: <Link to news article>